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                             December 11, 2020

       Eric Siliang Tan
       Chief Executive Officer
       Qutoutiao Inc.
       11/F, Block 3, XingChuang Technology Center
       5005 Shen Jiang Road, Pudong New Area
       Shanghai 200120
       People   s Republic of China

                                                        Re: Qutoutiao Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-38644

       Dear Mr. Tan:

              We have reviewed your October 27, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 28, 2020 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2019

       Item 5. Operating and Financial Review and Prospects
       Key Operating Metrics, page 80

   1. We note your response to prior 1. Describe in greater detail how management considers the number of active
users and inactive users in managing or monitoring the performance of the business. Tell
us the number of installed users that remain active users and become inactive users after
one year on your platform for each period presented.
   2. Please clarify your response to prior comment 4 that indicates you were able to expand your user base on some
of the mobile applications without relying on loyalty programs.
                                                        Describe how management
considers the number of users under loyalty programs in
 Eric Siliang Tan
Qutoutiao Inc.
December 11, 2020
Page 2
         managing or monitoring the performance of the business. Please tell us your consideration of disclosing the number of users under the loyalty programs and any related trends for each period presented. In this regard, consider segregating the number of users by classifications such as by loyalty program, mobile application and desktop users.
Consolidated Financial Statements
Note 21. Related Party transactions, page F-59

3. We note your response to prior comment 3. Please further explain why the related parties and unrelated third-party customers cited in your response were granted similar payment terms and how you determined that they are comparable based on the criteria listed in your response. In this respect, we note that the related party companies under common control of the founder were only developed in late 2018. In addition, tell us the amount of revenue recognized and receivables from those third parties that were granted extended payment terms for 2019 and 2018.
        You may contact Morgan Youngwood, Staff Accountant at 202-551-3479 or Stephen
Krikorian, Accounting Branch Chief at 202-551-3488 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEric Siliang Tan                            Sincerely,
Comapany NameQutoutiao Inc.
                                                              Division of
Corporation Finance
December 11, 2020 Page 2                                      Office of
Technology
FirstName LastName